

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Via E-mail
Jan J. Nooitgedagt
Chief Financial Officer
Aegon N.V.
AEGONplein 50
PO Box 85
2501 CB The Hague
The Netherlands

> **Re: Aegon N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on March 31, 2011**
> **File No. 001-10882**

Dear Mr. Nooitgedagt:

We have reviewed your September 30, 2011 response to our August 31, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Item 18. Financial Statements
Notes to the consolidated financial statements
48. Commitments and contingencies, page 321

1. Please refer to your response to comment two. Your proposed disclosure states that "it is not practicable for AEGON to quantify reliably a range or maximum liability." It is not clear what you mean by "reliably." Paragraph 86(a) of IAS 37 requires an estimate of its financial effect, measured under paragraphs 36-52. Please revise your proposed disclosure to be included in future periodic reports to clarify, if true, that it is not practicable to provide an estimate of the financial effect.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant